Exhibit 99.3

TELUS INTERNATIONAL (CDA) INC.
REGISTRATION RIGHTS AGREEMENT
February 5, 2021

REGISTRATION RIGHTS AGREEMENT

ARTICLE 1
INTERPRETATION

Section 1.1                                   Defined Terms.

Any terms not otherwise defined in this Agreement shall have the meaning ascribed thereto in the Shareholders’ Agreement.  For purposes of this Agreement:

“Agreement” means this registration rights agreement and all schedules and exhibits attached to it, as it may be amended, restated, replaced or supplemented from time to time in accordance with this Agreement.

“Bought Deal” means an Underwritten Offering on a bought deal basis pursuant to which an underwriter has committed to purchase securities of the Corporation in a “bought deal” letter prior to the filing of a Canadian Preliminary Prospectus or Prospectus.

“Baring” means Riel B.V., its Permitted Holders in accordance with Article 7 and its and their respective successors.

“Baring Fund” means Baring Asia Private Equity Fund VI, L.P.1, Baring Asia Private Equity Fund VI, L.P.2 and Baring Asia Private Equity Fund VI Co-Investment L.P., and any of their respective successors and assigns, including any successor by way of amalgamation, merger, arrangement or other reorganization.

“Baring Permitted Holders” means any funds managed or advised by Baring Private Equity Asia Group Limited or any of its Affiliates, in each case provided that it is controlled, directly or indirectly, or managed or advised by Baring Private Equity Asia Group Limited or an Affiliate of Baring Private Equity Asia Group Limited.

“Business Day” means any day of the year, other than a Saturday, Sunday or day on which banks are closed for business in Vancouver, British Columbia, Toronto, Ontario, Singapore or New York City, New York.

“Canadian Preliminary Prospectus” means a preliminary prospectus of the Corporation in respect of Shares which has been filed with and a receipt issued therefor by the applicable Canadian Securities Authorities, including all amendments thereto and all material incorporated by reference therein.

“Canadian Prospectus” means a final prospectus of the Corporation in respect of Shares which has been filed with and a receipt issued therefor by the applicable Canadian Securities Authorities, including all amendments thereto and all material incorporated by reference therein.

“Canadian Securities Authorities” means the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada.

“Canadian Securities Laws” means the securities legislation of each of the provinces and territories of Canada including all rules, regulations, instruments, policies, published policy statements and blanket orders thereunder or issued by one or more of the securities regulatory authority in each of the provinces and territories of Canada.

“Companies Group” means, collectively, the Corporation and the Subsidiaries of the Corporation.

“Control” means (i) in relation to a Person that is a body corporate, the beneficial ownership, directly or indirectly, of voting securities of such Person (or its successor entity resulting from any amalgamation, merger, arrangement or other reorganization) carrying more than fifty per cent (50%) of the voting rights attaching to all voting securities of such Person (or its successor entity resulting from any amalgamation, merger, arrangement or other reorganization) or the right to elect or appoint a majority of the board of directors (or equivalent) of such Person (or its successor entity resulting from any amalgamation, merger, arrangement or other reorganization), and (ii) in relation to a Person that is a partnership, limited partnership, business trust or other similar entity, (a) the ownership, directly or indirectly, of voting securities of such Person carrying more than fifty per cent (50%) of the voting rights attaching to all voting securities of such Person (or its successor entity resulting from any amalgamation, merger, arrangement or other reorganization), or (b) the ownership, directly or indirectly, of other interests or the holding of a position (such as trustee) entitling the holder thereof to exercise control and direction over the activities of such Person (or its successor entity resulting from any amalgamation, merger, arrangement or other reorganization), and “Controls” and “Controlled” shall have corresponding meanings.

“Corporation” means TELUS International (Cda) Inc. and any of its successors and assigns, including any successor by way of amalgamation, merger, arrangement or other reorganization.

“Effective Date” means February 5, 2021.

“Equity Plan” means any equity or equity based compensation plan of the Corporation or any Subsidiary of the Corporation, including any stock option plan or any restricted stock unit.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

“Governmental Entity” means (i) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, municipal, local, or other; (ii) any subdivision or authority of any of the above; (iii) any stock exchange; and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“Holder” means any Person party to this Agreement owning Registrable Securities or any Permitted Holder thereof in accordance with Article 7.

“IFRS” means the International Financial Reporting Standards as adopted by the International Accounting Standards Board, at the relevant time.

“Initiating Holder” means the Holder requesting a Demand Registration by written notice delivered as contemplated by Section 2.1.

“Laws” means (i) laws, constitutions, treaties, statutes, codes, ordinances, principles of common and civil law and equity, orders, decrees, rules, regulations and municipal bylaws, whether domestic, foreign or international, (ii) judicial, arbitral, administrative, ministerial, departmental and regulatory judgments, orders, writs, injunctions, decisions, rulings, decrees and awards of any Governmental Entity, and (iii) policies, practices and guidelines of, or contracts with, any Governmental Entity, which, although not actually having the force of law, are considered by such Governmental Entity as requiring compliance as if having the force of law, in each case binding on or affecting the Person, or the assets of the Person, referred to in the context in which such word is used.

“MJDS” means the U.S./Canada Multijurisdictional Disclosure System adopted by the SEC and the Canadian Securities Authorities.

“Multiple Voting Shares” means the multiple voting shares of the Corporation (for greater clarity, excluding any multiple voting shares that a Holder may elect to convert into Shares of the Corporation) as described in the Notice of Articles, and where the context permits, includes (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities of the Corporation or of any other Person received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving the Corporation, (iii) any securities of the Corporation which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any securities, other instruments or rights that are exercisable, exchangeable or convertible into, or evidence the right to acquire, any shares of the Corporation or any of the other above securities, provided that options under an Equity Plan are not included until they are exercised for Shares in accordance with such Equity Plan.

“Notice of Articles” means the notice of articles dated February 4, 2021 as such notice of articles, certificate and articles of incorporation or equivalent constating documents may from time to time be amended, restated, replaced or superseded.

“Parties” means the Corporation, Baring, TELUS and any Permitted Holder thereof in accordance with Article 7.

“Permitted Holder” means means any of (i) Baring Permitted Holders, and (ii) the TELUS Permitted Holders.

“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

“Pre-IPO Holder” means any Person, other than the Parties, who holds Shares of the Corporation on or prior to the Effective Date.

“Proportionate Interest” means (a) with respect to Baring, the fractional percentage that is calculated from the total number of Baring’s Shares and Multiple Voting Shares divided by the sum of Baring’s Shares and Multiple Voting Shares and TELUS’ Shares and Multiple Voting Shares; and (b) with respect to TELUS,  the fractional percentage that is calculated from the total number of TELUS’ Shares and Multiple Voting Shares divided by the sum of Baring’s Shares and Multiple Voting Shares and TELUS’ Shares and Multiple Voting Shares.

“Prospectus” means the prospectus included in a Registration Statement as amended or supplemented by any prospectus amendment or supplement, including post-effective amendments and all material incorporated by reference in such Prospectus.

“Public Offering” means a public offering and sale of Shares for cash pursuant to (i) a Canadian Preliminary Prospectus and a Canadian Prospectus, and/or (ii) an effective Registration Statement under the Securities Act, and includes a Bought Deal.

“Register,” “Registered,” “register” and “registration” means (i) a prospectus-qualified distribution in any province or territory of Canada pursuant to a Canadian Preliminary Prospectus and a Canadian Prospectus of the Corporation filed with one or more Canadian Securities Authorities under Canadian Securities Law with respect to which a receipt is issued by the applicable Canadian Securities Authorities, and/or (ii) a registration effected by preparing and filing a Registration Statement (including a Prospectus therein) or similar document in compliance with the Securities Act and the automatic effectiveness or the declaration or ordering of effectiveness of such Registration Statement or similar document.

“Registrable Securities” means Shares held by any Person party to this Agreement as of the date of this Agreement, and Shares issued or issuable with respect to any Shares held by any Person party to this Agreement as of the date of this Agreement by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization or otherwise.  As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) they have been distributed to the public pursuant to a registration or have been otherwise sold or transferred by any Holder, as applicable, except to any Permitted Holder in accordance with Article 7, or (ii) they may be sold pursuant to Rule 144 under the Securities Act without restriction on the basis of volume limitations. For greater clarity, Multiple Voting Shares must be converted to Shares before such Shares can become Registrable Securities.

“Registration Expenses” means any and all fees and expenses incidental to the Corporation’s performance of, or compliance with, the terms of a registration hereunder, including:  (i) Securities Regulators and stock exchange registration listing and filing fees,

(ii) fees and expenses of compliance with Canadian Securities Laws, the Securities Act, the Exchange Act or with state securities or blue sky laws (including fees and disbursements of counsel for the underwriters in connection with blue sky qualifications of the Registrable Securities under the Laws of such jurisdictions as the managing underwriters may designate), (iii) printing, copying and translation expenses, (iv) expenses incurred in connection with any “road show” and marketing activities, (v) reasonable fees, expenses and disbursements of legal counsel to the Corporation and of all independent certified public accountants and chartered accountants of the Corporation (including the expenses of any special opinions, audits and “cold comfort” letters required by or incident to such performance), (vi) all transfer agents’, depositaries’ and registrars’ fees, (vii) any other fees, expenses and/or commissions payable to an underwriter, investment banker, manager or agent, other than Selling Expenses of the Selling Holders, and (viii) the reasonable fees and disbursements of one Selling Holders Counsel;

“Registration Statement” means a registration statement filed by the Corporation with the SEC for a public offering under the Securities Act (other than a registration statement on Form S-8, Form S-4 or Form F-4, or their successors, or any other form for a similar limited purpose).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

“Securities Regulators” means, as applicable, the Canadian Securities Authorities, the SEC and any of their successors.

“Selling Expenses” means all underwriting discounts, selling commissions, and securities transfer taxes applicable to the sale of Registrable Securities (except for the fees and disbursements of one Selling Holders Counsel which shall be borne and paid by the Corporation).

“Selling Holder” means any Holder on whose behalf Registrable Securities are registered pursuant to Article 2 or Article 3.

“Selling Holders Counsel” means one counsel for all the Selling Holders.

“Shareholders’ Agreement” means the shareholders’ agreement dated effective as of February 5, 2021 entered into among TELUS Communications Inc., Baring and the Corporation and all schedules and exhibits attached to it, as it may be amended, restated, replaced or supplemented from time to time in accordance with the terms thereof.

“Shares” means the subordinate voting shares of the Corporation (including any subordinate voting shares into which a Holder may elect to convert its multiple voting shares of the Corporation) as described in the Notice of Articles, and where the context permits, includes (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities of the Corporation or of any other Person received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving the Corporation, (iii) any securities of the Corporation which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any securities, other instruments or rights that are exercisable, exchangeable or convertible into, or evidence the right to acquire, any shares of the Corporation or any of the other above securities, provided that options under an Equity Plan are not included until they are exercised for Shares in accordance with such Equity Plan.

“Short-Form Registration” means (i) a qualification of Shares effected under the procedures for the distribution of securities by way of a short form Canadian Prospectus available under Canadian Securities Laws, including National Instrument 44-101 — Short Form Prospectus Distributions, as it may be amended or replaced from time to time, or (ii) a registration effected on Form S-3, Form F-3 or Form F-10 (or any successor form), at the discretion of the Corporation and subject to eligibility.

“Subsidiary” means, with respect to any Person, any other Person Controlled by such Person.

“TELUS” means TELUS Communications Inc., TELUS International Holding Inc., 1276431 B.C. Ltd., 1276433 B.C. Ltd. 1276435 B.C. Ltd. 1276436 B.C. Ltd. and  any of their Permitted Holders in accordance with Article 7 and its and their respective successors and assigns.

“TELUS Corporation” means TELUS Corporation and any of its successors and assigns, including any successor by way of amalgamation, merger, arrangement or other reorganization.

“TELUS Permitted Holders” means TELUS and any of its Affiliates, in each case provided that it is controlled, directly or indirectly, or managed by TELUS or an Affiliate of TELUS.

“TELUS ROFR” means the right of first refusal granted to TELUS and related procedures as set out in Article 5 of the Shareholders’ Agreement.

“Underwritten Offering” means a sale of securities of the Corporation to an underwriter for reoffering to the public pursuant to (i) a Canadian Preliminary Prospectus and Canadian Prospectus, or (ii) an effective Registration Statement.

Section 1.2                                   Other Defined Terms.

In addition to the defined terms in Section 1.1 (Defined Terms), each of the following capitalized terms has the meaning ascribed thereto in the corresponding Section:

Term	Section
Canadian Shelf Prospectus	2.2
Canadian Shelf Supplement	2.2
Covered Person	8.1
Demand Notice	2.3

Term	Section
Demand Registration	2.1
Indemnified Party	8.3
Indemnifying Party	8.3
Loss	8.1
Losses	8.1
Notice	10.1
Receiving Holder	2.3
Shelf Registration Statement	2.2

Section 1.3                                   Gender and Number.

Any reference in this Agreement to gender includes all genders.  Words importing the singular number only include the plural and vice versa.

Section 1.4                                   Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect its interpretation.

Section 1.5                                   Currency.

All references in this Agreement to dollars or to “$” are expressed in Canadian currency unless otherwise specifically indicated.

Section 1.6                                   Certain Phrases, etc.

In this Agreement, (i) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (ii) the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of” and (iii) the words “hereof”, “herein”, “hereunder”, “hereto” and similar expressions to this Agreement as a whole and the words “Article”, “Section”, “Exhibit” or “Schedule” refer to an Article of, Section of, Exhibit to or Schedule to, this Agreement, unless specified otherwise.  In the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

Section 1.7                                   Accounting and Financial Terms.

Except as otherwise provided in this Agreement, all accounting and financial terms not specifically defined in this Agreement are to be interpreted in accordance with IFRS, provided that if any change in IFRS after the date hereof affects the interpretation or application of any such accounting or financial terms, including the computation of any financial or accounting metrics, TELUS and Baring will, based on good faith consultation, make such equitable adjustments to the affected provisions hereof to preserve the original intent thereof.

Section 1.8                                   Statutory References.

Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it as they may have been or may from time to time be amended, re-enacted or replaced.

ARTICLE 2
DEMAND REGISTRATION RIGHTS

Section 2.1                                   Demand Registration.

Subject to Section 2.4, at any time and from time, a Holder of Registrable Securities may, by written notice to the Corporation, request that the Corporation effect a Public Offering of Registrable Securities expected to result in gross sale proceeds of at least $50,000,000 (a “Demand Registration”).  All requests made pursuant to this Section 2.1 will specify the aggregate number or amount of Registrable Securities to be registered at such Initiating Holder’s request, the intended methods of disposition thereof, and, subject to Section 2.4, the jurisdiction in which such registration is requested (being the United States and any province or territory of Canada).  Subject to Section 2.4, the Corporation will use its commercially reasonable efforts to effect such registration of the Registrable Securities in the jurisdiction in which the Corporation has been so requested to register. The Corporation may include in any such Demand Registration other securities of the Corporation for sale for its own account or for the account of any holder of its securities other than pursuant to this Article 2 (including Pre-IPO Holders), subject to Section 4.3.

Any Demand Registration by Baring can only be requested after Baring has fully complied with the TELUS ROFR.

Any Holder that has requested its Registrable Securities be included in a Demand Registration pursuant to Section 2.1 (including any Initiating Holder) may withdraw all or any portion of its Registrable Securities included in a Demand Registration from such Demand Registration at any time prior to the execution of the underwriting agreement related to such Demand Registration. Upon receipt of a notice to such effect from an Initiating Holder (or if there is more than one Initiating Holder, from all such Initiating Holders) with respect to all of the Registrable Securities included by such Initiating Holder(s) in such Demand Registration, the Company shall cease all efforts to secure effectiveness of the applicable Registration Statement.

Section 2.2                                   Form of Demand Registration.

Each Demand Registration shall, to the extent available, be effected through the filing of a Canadian Prospectus or Registration Statement on an applicable Short-Form Registration document (or any other form which includes substantially the same information as would be required to be included in a Canadian Prospectus or Registration Statement on such form as currently constituted) and, if there is at the time of a request for Demand Registration an effective shelf prospectus filed with the Canadian Securities Authorities with respect to which a receipt has been issued (a “Canadian Shelf Prospectus”) or an effective shelf registration pursuant to Rule 415 under the Securities Act on file with the SEC (a “Shelf Registration Statement”), a Holder may request that such Demand Registration be effected pursuant to such Canadian Shelf Prospectus in accordance with National Instrument 44-102 — Shelf Distributions or Shelf

Registration Statement in accordance with Rule 415 under the Securities Act, in which case references to the “Canadian Prospectus” in this Article 2 and in Article 5 shall include, where relevant, collectively the applicable Canadian Shelf Prospectus and prospectus supplement to the Canadian Shelf Prospectus (a “Canadian Shelf Supplement”).  Once the Corporation becomes eligible to effect a Demand Registration by way of a Short-Form Registration (or any other form which includes substantially the same information as would be required to be included in a Canadian Prospectus or Registration Statement on such form as currently constituted), the Corporation will use its commercially reasonable efforts to remain at all relevant times so eligible.

Section 2.3                                   Notice to Other Holders.

Promptly upon receipt of any request pursuant to Section 2.1 (but in no event more than 5 Business Days thereafter) which will or is expected to involve a roadshow and other than in connection with a Bought Deal, the Corporation will give written notice (the “Demand Notice”) of such registration request to each Holder of Registrable Securities (which Demand Notice shall specify the intended method of disposition of such Registrable Securities), and the Corporation will, subject to Section 4.3, include in such registration all Registrable Securities with respect to which the Corporation has received written requests for inclusion therein within 5 Business Days after the Demand Notice has been given to the applicable Parties.  Subject to Section 4.3, the Corporation and other Holders may include Shares in such registration, and such other Holders shall be given notice of the registration as set forth above.  In the event that a Demand Registration is made in connection with a Bought Deal, or another Public Offering which is not expected to include a road show, the notice periods set forth in this Section 2.3 shall not be applicable and the Initiating Holder shall give the other Holders (each a “Receiving Holder”) such notice as is practicable under the circumstances given the speed and urgency with which Bought Deals (or such other Public Offerings) are currently carried out in common market practice of its rights to participate thereunder and the Receiving Holders shall have only such time as is practicable under the circumstances to notify the Corporation and the Initiating Holder that they will participate in the Bought Deal or such other Public Offering, failing which, such Initiating Holder shall be free to pursue the Bought Deal or such other Public Offering without the participation of the Receiving Holders; provided, that Baring, in its capacity as a Receiving Holder, shall in all cases receive written notice not less than 3 Business Days prior to the Initiating Holder pursuing such Bought Deal or other Public Offering.

Section 2.4                                   Limitations.

Subject to Section 2.5 and Section 5.3, the Corporation will not be required to effect any Demand Registration within 120 days after (i) the date of the receipt of any Canadian Prospectus  (other than a Canadian Shelf Prospectus) or the effective date of any Registration Statement that was requested pursuant to Section 2.1, or (ii) the date of the receipt of any Canadian Prospectus (other than a Canadian Shelf Prospectus), the date of the Corporation’s most recent prospectus supplement filed under Canadian Securities Laws or the effective date of any Registration Statement relating to an Underwritten Offering of securities of the Corporation for its own account or for the account of any holder of its securities other than pursuant to Section 2.1, provided that the Holders were provided with the opportunity to participate by way of incidental registration in accordance with Article 3 of this Agreement in connection with such Underwritten Offering. In no event shall the Corporation be required to effect more than one (1) Demand Registration hereunder within any ninety-day period and two (2) or more Demand Registrations in any period of twelve consecutive months

Section 2.5                                   Delay of Registration.

Notwithstanding the obligations of the Corporation pursuant to this Article 2, if the Corporation is requested to effect a Demand Registration and the Corporation determines, in its opinion, that such Demand Registration would (i) require the premature disclosure of information the disclosure of which at such time could reasonably have a material adverse effect on the Companies Group, or (ii) materially adversely affect the Companies Group, including in connection with any proposed transaction, offering of securities of the Company currently commenced or other material initiative of the Companies Group at such time, then the Corporation shall have the right to defer taking action with respect to such filing for a period of not more than 90 days after the request of the Initiating Holder is given.

ARTICLE 3
INCIDENTAL QUALIFICATION

Section 3.1                                   Registration by the Corporation.

At any time and from time to time, if the Corporation proposes to register any of its securities under Canadian Securities Laws or the Securities Act, for its own account or for the account of any holder of its securities other than pursuant to Article 2 (including Pre-IPO Holders), on a form or in a manner that would permit registration of Registrable Securities for sale to the public under Canadian Securities Laws or the Securities Act, then prior to the initial filing of the Canadian Preliminary Prospectus, Canadian Shelf Supplement or Registration Statement, as the case may be, the Corporation will give prompt written notice to all Holders of its intention to do so.  Upon the written request of one or more Holders given within 10 Business Days after the Corporation provides such notice (which request will state (i) the number of Registrable Securities that is proposed to be included in such Canadian Preliminary Prospectus or Registration Statement, as the case may be, and (ii) the intended method of disposition), the Corporation will use its commercially reasonable efforts to cause all Registrable Securities that the Corporation has been requested to register to be registered under Canadian Securities Laws or the Securities Act, as applicable, to the extent necessary to permit their sale or other disposition in accordance with the intended methods of distribution specified in the request of such Holder(s); provided that the Corporation will have the right to postpone or withdraw any registration initiated by the Corporation prior to a receipt being issued for the Canadian Prospectus or the effectiveness of the Registration Statement, as the case may be, pursuant to this Article 3 without obligation to any Holder.  In the event that the Corporation proposes to register any of its securities under Canadian Securities Laws or the Securities Act, for its own account or for the account of any holder of its securities other than pursuant to Article 2 (including Pre-IPO Holders) and such registration is to be effected as a Bought Deal, or another Public Offering which is not expected to include a road show, the notice periods set forth in this Section 3.1 shall not be applicable and the Corporation shall give the Holders of Registrable Securities such notice as is practicable under the circumstances given the speed and urgency with which Bought Deals (or such other Public Offerings) are currently carried out in common market practice of its rights to participate thereunder and the Holders of Registrable Securities shall have only such time as is practicable under the circumstances to notify the Corporation that they will participate in the Bought Deal or such other Public Offering, failing which, the Corporation shall be free to pursue the Bought Deal or such other Public Offering without the participation of the Holders; provided, that Baring shall in all cases receive written notice not less than 3 Business Days prior to the Initiating Holder pursuing such Bought Deal or other Public Offering.

Section 3.2                                   Excluded Transactions.

The Corporation will not be obligated to effect any registration of Registrable Securities under this Article 3 incidental to the registration of any of its securities in connection with:  (i) any registration relating to employee benefit plans or dividend reinvestment plans; or (ii) any registration relating to the acquisition or merger after the date hereof by the Corporation or any of its Subsidiaries of or with any other businesses.

ARTICLE 4
UNDERWRITTEN REGISTRATION

Section 4.1                                   Selection of Underwriters.

If the Initiating Holder requesting a Demand Registration intends to distribute the Registrable Securities in an Underwritten Offering, it will so advise the Corporation in its request.  If requested by the underwriters of such Underwritten Offering, the Corporation together with the Selling Holders will enter into an underwriting agreement with such underwriters for such Underwritten Offering containing such representations and warranties by the Corporation and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions, including, without limitation, customary indemnity and contribution provisions.  In respect of any Underwritten Offering that is not a Bought Deal or is expected to include a road show, the Initiating Holder shall have the right, subject to the consultation and consent of the Corporation (which consent shall not be unreasonably withheld), to select the managing underwriter or underwriters to administer the Underwritten Offering, which managing underwriters shall be one or more firms of recognized standing in the jurisdiction or jurisdictions in which such registration is sought and in the case of a Bought Deal or another Underwritten Offering that is not expected to include a road show, the Initiating Holder shall have the right, subject to consultation of the Corporation, to select the underwriter.

Section 4.2                                   Underwritten Registration.

No Holder may participate in any Underwritten Offering hereunder unless such Holder (i) agrees to sell such Holder’s securities on the basis provided in any underwriting arrangements applicable to such Underwritten Offering, and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

Section 4.3                                   Underwriter’s Cutback.

Notwithstanding any other provision of this Agreement, if a registration involves an Underwritten Offering and the managing underwriter or underwriters of such proposed Underwritten Offering advises the Corporation and Holders that have requested inclusion in such

Underwritten Offering that in its opinion the number of securities requested to be included in such registration would adversely affect the price, timing or distribution of the securities offered, then the Corporation may limit the number of Registrable Securities to be included in the Canadian Prospectus or Registration Statement, as applicable, for such Underwritten Offering.  The number of securities that are entitled to be included in the registration and underwriting will be allocated in the following manner:

(1)                                 if the Underwritten Offering is the result of a Demand Registration, (i) first, securities of the Corporation, other than Registrable Securities, requested to be included in such registration by shareholders (including Pre-IPO Holders) will be excluded, (ii) second, securities which the Corporation is proposing to issue from treasury will be excluded, and (iii) third, (a) if the Initiating Holder is Baring and the Demand Registration is requested on or after May 16, 2021, the Registrable Securities held by Baring to be included in such registration shall not be excluded unless all the Registrable Securities held by TELUS requested to be included in such registration are first entirely excluded, or (b) if the Initiating Holder is Baring and the Demand Registration is requested before May 16, 2021 and is not made in the circumstances set forth in (a), Registrable Securities requested to be included in such registration by the Holders will be excluded, allocated among such Holders in inverse proportion to their respective Proportionate Interest (i.e., if Baring’s Proportionate Interest is 33.34% and TELUS’ Proportionate Interest is 66.66%, Baring will be subject to a proportional exclusion of 33.34% of its applicable Registrable Securities and TELUS will be subject to a proportional exclusion of 66.66% of its applicable Registrable Securities);

(2)                                 otherwise, the number of securities that are entitled to be included in the registration and underwriting will be allocated in the following manner:  (i) first, securities of the Corporation, other than Registrable Securities, requested to be included in such registration by shareholders (including Pre-IPO Holders) will be excluded, (ii) second, Registrable Securities requested to be included in such registration by the Holders will be excluded, allocated among such Holders in inverse proportion to their respective Proportionate Interest (i.e., if Baring’s Proportionate Interest is 33.34% and TELUS’ Proportionate Interest is 66.66%, Baring will be subject to a proportional exclusion of 33.34% of its applicable Registrable Securities and TELUS will be subject to a proportional exclusion of 66.66% of its applicable Registrable Securities) and (iii) third, securities which the Corporation is proposing to issue from treasury will be excluded.

ARTICLE 5
REGISTRATION PROCEDURES

If and whenever the Corporation is required by the provisions of this Agreement to use its commercially reasonable efforts to effect the registration of any of the Registrable Securities under Canadian Securities Laws or the Securities Act, the Corporation and, where applicable, the Selling Holders will take the actions described below in this Article 5.

Section 5.1                                   Preparation and Filing of Canadian Preliminary Prospectus, Canadian Prospectus or Registration Statement.

The Corporation will promptly prepare (in the case of a Demand Registration (and subject to Section 2.4)), after the end of the period within which requests for registration may be delivered to the Corporation, to the extent applicable) and file with, as the case may be, (i) the Canadian Securities Authorities a Canadian Preliminary Prospectus and Canadian Prospectus, in the English language and, if required, the French language, and use its reasonable efforts to cause such Canadian Preliminary Prospectus and Canadian Prospectus to be receipted, (ii) the SEC a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective, or (iii) both, in each case as specified by the Requesting Holders in the notice requesting such registration.

Section 5.2                                   Amendments and Supplements.

The Corporation will prepare and file with the Securities Regulators such Exchange Act reports and amendments to the Canadian Preliminary Prospectus or Canadian Prospectus (or such amendments and post—effective amendments to the Registration Statement, as applicable) as may be necessary (i) to keep the applicable Registrable Securities qualified for distribution in Canada for a period of not less than 120 days after the issuance of a receipt for the Canadian Prospectus (or such shorter period which will terminate when all securities have been sold or distribution is otherwise terminated), and/or (ii) to keep the Registration Statement effective for a period of not less than 120 days (or such shorter period which will terminate when all securities covered by such Registration Statement have been sold or such Registration Statement has been withdrawn) or, if such Canadian Preliminary Prospectus and Canadian Prospectus (or Registration Statement, as applicable) relates to an Underwritten Offering, such longer period as in the opinion of counsel for the underwriters the Canadian Prospectus and/or a Prospectus is required by Law to be delivered in connection with sales of securities by an underwriter or dealer.  The Corporation will cause the Canadian Prospectus and/or the Prospectus to be supplemented by any required supplement, and as so supplemented, to be filed pursuant to Canadian Securities Laws or Rule 424 under the Securities Act.

Section 5.3                                   Receipt/Effectiveness.

The Corporation shall be deemed to have effected a Demand Registration if (i) a receipt is obtained for the Canadian Prospectus from all jurisdictions in Canada where the Shares subject to such Demand Registration are intended to be registered and such Canadian Prospectus continues to remain in full force and effect pursuant to that receipt for a period of 120 days (or such shorter period ending when all Shares covered by such Canadian Prospectus have been sold), (ii) the Registration Statement relating to such Demand Registration is declared effective by the SEC and remains effective for 120 days thereafter (or such shorter period ending when all Shares covered by such Registration Statement have been sold), or (iii) at any time after the Initiating Holder requests a Demand Registration and prior to the issuance of a receipt for a Canadian Prospectus or the effectiveness of the Registration Statement, as the case may be, the registration is discontinued or such Canadian Prospectus or Registration Statement is withdrawn or abandoned, in each case after the filing of the Canadian Prospectus with applicable Canadian Securities Authorities or the filing of the Registration Statement with the SEC, as the case may be, at the request of the Initiating Holder, except where the Initiating Holder learns information (other than information already known to it at the time it made a request for a Demand Registration) that, in the good faith judgment of the Initiating Holder, is reasonably likely to have a material adverse effect on the Corporation.

Section 5.4                                   Cooperation.

The Corporation will use its commercially reasonable efforts to cooperate with its auditors, the Selling Holders, the underwriters and their respective counsel and other representatives in the disposition of the Shares covered by such Canadian Preliminary Prospectus and Canadian Prospectus or such Registration Statement, as applicable.

Section 5.5                                   Notice of Certain Events.

The Corporation will notify the Selling Holders and the managing underwriters, if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Corporation (i) when (a) the Canadian Preliminary Prospectus or Canadian Prospectus or any amendment or supplement thereto has been filed or a receipt issued therefor by the applicable Canadian Securities Authorities and, in each case, to furnish such Selling Holders and managing underwriters with copies thereof, and/or (b) the Registration Statement or any amendment thereto has been filed or becomes effective or the Prospectus or any amendment or supplement to the Prospectus has been filed, (ii) of any request by the Securities Regulators for amendments or supplements to the Canadian Preliminary Prospectus, the Canadian Prospectus or the Registration Statement (or the related Prospectus), or for additional information, (iii) of the issuance by the Securities Regulators of any stop order or cease trade order suspending the effectiveness of the Canadian Prospectus or Registration Statement or any order preventing or suspending the use of any Preliminary Canadian Prospectus or Canadian Prospectus, preliminary Prospectus, Prospectus, or the initiation or threatening of any proceedings for such purposes, and (iv) of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose.

Section 5.6                                   Executed Copies of Canadian Preliminary Prospectus, Canadian Prospectus or Registration Statement.

The Corporation will furnish to each Selling Holder and each managing underwriter, without charge, one executed copy and as many conformed copies as they may reasonably request, of the Canadian Preliminary Prospectus, the Canadian Prospectus or the Registration Statement, as the case may be, and any post-effective amendment or supplement thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including without limitation those incorporated by reference).

Section 5.7                                   Copies of Canadian Preliminary Prospectus, Canadian Prospectus or Registration Statement.

The Corporation will deliver to each Selling Holder and the underwriters, if any, without charge, as many copies of the Canadian Preliminary Prospectus, the Canadian Prospectus and the Registration Statement (and the related Prospectus), including without limitation each preliminary Prospectus), as the case may be, and any amendment or supplement thereto, as such Persons may reasonably request (it being understood that the Corporation consents to the use of the Canadian Preliminary Prospectus, the Canadian Prospectus and the Registration Statement (and the related Prospectus) as the case may be, or any amendment or supplement thereto, by each of the Selling

Holders and the underwriters, if any, in connection with the offering and sale of the securities covered by the Canadian Preliminary Prospectus, the Canadian Prospectus and the Registration Statement (and the related Prospectus), as the case may be, or any amendment or supplement thereto) and such other documents as such Selling Holder may reasonably request in order to facilitate the disposition of the securities by such Selling Holder.

Section 5.8                                   Copies of Documents Incorporated By Reference.

The Corporation will as promptly as practicable after filing with the Securities Regulators of any document which is incorporated by reference into the Canadian Preliminary Prospectus, the Canadian Prospectus, the Registration Statement or the Prospectus (including without limitation each preliminary prospectus), provide copies of such document to counsel for the Selling Holders and to the managing underwriters, if any, if requested. Notwithstanding the foregoing, such documents shall be deemed supplied to the Selling Holders and underwriters pursuant to this Section 5.8 if such documents have been filed by the Corporation with the Securities Regulators and made publicly available on the System for Electronic Document Analysis and Retrieval (SEDAR) or the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) and any successor system, as the case may be.

Section 5.9                                   Blue Sky Registration.

The Corporation will on or prior to the date on which a Registration Statement is declared effective use its commercially reasonable efforts to register or qualify, and cooperate with the Selling Holders, the managing underwriter or agent, if any, and their respective counsel in connection with the registration or qualification of such Shares for offer and sale under the securities or blue sky laws of each state and other jurisdiction of the United States as any such Selling Holders, underwriter or agent reasonably requests in writing and do any and all other acts or things reasonably necessary or advisable to keep such registration or qualification in effect for so long as such Registration Statement remains in effect and so as to permit the continuance of sales therein for as long as may be necessary to complete the registration of the Registrable Securities covered by the Registration Statement, provided that the Corporation will not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject.

Section 5.10                            Stop Orders, Etc.

The Corporation will use commercially reasonable efforts to avoid the issuance of or, if issued, obtain the withdrawal of any stop order, cease trade order or other order suspending the use of any Canadian Preliminary Prospectus or Canadian Prospectus, preliminary Prospectus or Prospectus or suspending any qualification of the Registrable Securities covered by the Canadian Preliminary Prospectus, the Canadian Prospectus or the Registration Statement, as the case may be.

Section 5.11                            Opinion of Counsel; Comfort Letter.

The Corporation will use its commercially reasonable efforts to obtain all legal opinions, auditors’ consents and comfort letters and experts’ cooperation as may be required, including without limitation furnishing to each Selling Holder of such Registrable Securities and/or underwriter(s) a signed counterpart, addressed or confirmed to such Selling Holder and/or underwriter(s), of (i) an opinion of counsel for the Corporation and (ii) a “cold comfort” letter signed by the independent public accountants who have audited the Corporation’s financial statements included in such Canadian Preliminary Prospectus, Canadian Prospectus or Registration Statement, as the case may be, covering substantially the same matters as are customarily covered in opinions of issuer’s and the seller’s counsel and in accountants’ letters delivered to underwriters in underwritten public offerings of securities.

Section 5.12                            Listing and Transfer Agent.

The Corporation will cause all Registrable Securities covered by the Canadian Preliminary Prospectus, Canadian Prospectus or Registration Statement, as the case may be, to be listed on each securities exchange or automated quotation system on which similar securities issued by the Corporation are then listed (or if no similar securities are so listed on any securities exchange or automated quotation system, then on such securities exchange or automated quotation system as the Selling Holders shall reasonably request).  The Corporation will provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the Canadian Preliminary Prospectus, Canadian Prospectus or Registration Statement, as the case may be, not later than the date a receipt is issued for the Canadian Prospectus by the applicable Canadian Securities Authorities or the effective date of the Registration Statement, as the case may be.

Section 5.13                            General Compliance with Securities Laws.

The Corporation will use its commercially reasonable efforts to comply with all applicable rules and regulations of the Securities Regulators.

Section 5.14                            Notice of Prospectus Defects.

The Corporation will promptly notify the Selling Holders and the managing underwriters, if any, at any time during the period of qualification for distribution or effectiveness set forth in Section 5.3 above, when the Corporation becomes aware of the happening of any event as a result of which the Canadian Preliminary Prospectus, the Canadian Prospectus or the Prospectus included in such Registration Statement (as then in effect), contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made, or fails to constitute full, true and plain disclosure of all material facts regarding the Registrable Securities, when such Canadian Preliminary Prospectus, Canadian Prospectus or Prospectus was delivered or if for any other reason it shall be necessary during such time period to amend or supplement the Canadian Preliminary Prospectus, the Canadian Prospectus or the Prospectus in order to comply with the Canadian Securities Laws or the Securities Act and, in either case as promptly as practicable thereafter, prepare and file with the Securities Regulators, and furnish without charge to the Selling Holders and the managing underwriters, if any, a supplement or amendment to such Canadian Preliminary Prospectus, Canadian Prospectus or Prospectus which will correct such statement or omission or effect such compliance; provided, that if Baring is the Initiating Holder in respect of such Canadian Preliminary Prospectus, the Canadian Prospectus or the Prospectus included in such Registration Statement (as then in effect), then in all cases the Corporation shall consult with

Baring in resolving such event.  The Corporation will extend the period during which the Registrable Securities must be kept in distribution or the Registration Statement must be kept effective, as applicable, pursuant to this Agreement by the number of days during the period from and including the date of giving such notice to and including the date when the Selling Holders shall have received copies of the revised Canadian Preliminary Prospectus, Canadian Prospectus or Prospectus, as applicable.  Each Holder agrees that, upon receipt of any notice from the Corporation of the happening of any event of the kind described in this Section 5.14, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to such Canadian Preliminary Prospectus, Canadian Prospectus or Registration Statement until such Holder’s receipt of the copies of the supplemented or amended Canadian Preliminary Prospectus, Canadian Prospectus or Prospectus contemplated by this Section 5.14, or until it is advised in writing by the Corporation that the use of the Canadian Preliminary Prospectus, Canadian Prospectus or Prospectus may be resumed, and has received copies of any additional or supplemental filings which are incorporated by reference in the Canadian Preliminary Prospectus, Canadian Prospectus or the Prospectus, and, if so directed by the Corporation, such Selling Holder will deliver to the Corporation (at the Corporation’s expense) all copies, other than permanent file copies then in such Selling Holder’s possession, of the Canadian Preliminary Prospectus, the Canadian Prospectus or the Prospectus covering such Registrable Securities current at the time of receipt of such notice.

Section 5.15                            Standstill.

In connection with any Demand Registration involving an Underwritten Offering, the Corporation, if requested by the underwriters(s) in such Underwritten Offering, agrees to become bound by lockup restrictions (which must apply in like manner to all of the Selling Holders) that are substantially similar to the lockup restrictions agreed to in connection with the Corporation’s initial public offering except that such restrictions shall be for a customary period specified by the underwriter(s) not to exceed (i) in the case of the first Underwritten Offering following the initial public offering, 90 days following the date of the underwriting agreement entered into in connection with such Underwritten Offering and (ii) thereafter, 60 days following the date of the underwriting agreement entered into in connection with such Underwritten Offering or, in each case, such shorter period that may be agreed to with the underwriters; provided that any such lockup restriction shall contain a customary carve-out for issuances of securities by the Company in connection with an acquisition or other business combination transaction on similar terms to the carve-out granted to the Company in connection with the Company’s initial public offering. The Company shall use its commercially reasonable efforts to cause its executive officers and directors and shall use commercially reasonable efforts to cause other holders of Shares participating in such offering who beneficially own (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the date of this Agreement) Shares, to enter into lockup agreements that contain restrictions that are no less restrictive than the restrictions contained in the lockup agreements executed by the Selling Holders.

Section 5.16                            Lock-Up.

In connection with each Demand Registration involving an Underwritten Offering, each Holder, if requested by the underwriter(s) of such Underwritten Offering, agrees to become bound by and to execute and deliver such lock-up agreement restricting such Holder’s rights that is substantially similar to the lockup restrictions agreed to in connection with the Corporation’s initial public offering except that such restrictions shall be for a customary period specified by the managing underwriters or underwriters not to exceed (i) in the case of the first Underwritten Offering following the initial public offering, 90 days following the date of the underwriting agreement entered into in connection with such underwritten offering and (ii) thereafter, 60 days following the date of the underwriting agreement entered into in connection with such Underwritten Offering or, in each case, such shorter period that may be agreed to with the underwriters.

Section 5.17                            Participation by Selling Holders.

In connection with the preparation and filing of any Canadian Preliminary Prospectus, Canadian Prospectus or Registration Statement in connection with a registration made pursuant to Article 2 or Article 3, the Corporation will give the Selling Holders, the underwriter or underwriters of such distribution and their respective counsel, auditors and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material furnished to the Corporation in writing, which in the reasonable judgment of the Corporation and its counsel should be included, and will, subject to the prior execution and delivery to the Corporation of reasonable confidentiality agreements, give each of them such reasonable and customary access to the Corporation’s books and records and such reasonable and customary opportunity to discuss the business of the Corporation with its officers and auditors, and to conduct all reasonable and customary due diligence which the Selling Holders and the underwriter or underwriters and their respective counsel may reasonably require in order to (i) conduct a reasonable investigation in order to enable such underwriters or Selling Holders to execute any applicable certificate required to be executed by them in Canada for inclusion in such documents, or (ii) to conduct a reasonable investigation within the meaning of the Securities Act, as applicable.

Section 5.18                            Information by Selling Holders.

Each Selling Holder included in any registration shall furnish to the Corporation necessary information regarding such Selling Holder and the proposed registration as may be required by law and as reasonably requested by the Corporation in writing in connection with any qualification or compliance referred to in this Agreement.

ARTICLE 6
EXPENSES AND LIMITATION ON OTHER AGREEMENTS

Section 6.1                                   Expenses.

(1)                                 In connection with any registration made pursuant to this Agreement, all Registration Expenses shall be paid by the Corporation and the Selling Holders shall pay (i) all Selling Expenses in proportion to the gross proceeds received by each Selling Holder in connection with such registration and (ii) fees and disbursements of counsel for such Selling Holder (except for the fees and disbursements of one Selling Holders Counsel which shall be borne and paid by the Corporation).

(2)                                 For greater certainty, in connection with any registration made pursuant to this Agreement, the Corporation shall pay its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties).

Section 6.2                                   Restriction on Other Agreements.

The Corporation will not, without the prior written consent of TELUS and Baring, enter into any agreement with any holder or prospective holder of securities of the Corporation that grants such holder or prospective holder rights to include securities of the Corporation in any Canadian Preliminary Prospectus, Canadian Prospectus or Registration Statement unless such rights are subordinated to the rights granted to the Holders under this Agreement on terms reasonably satisfactory to TELUS and Baring.

ARTICLE 7
TRANSFER OF RIGHTS

Section 7.1                                   Transfer of Rights.

The rights under this Agreement, including the right to cause the Corporation to register Registrable Securities pursuant to Article 2 and Article 3, may be assigned in whole or in part by any Holder to a Permitted Holder, and by such Permitted Holder to a subsequent Permitted Holder.  Any Permitted Holder to whom rights under this Agreement are transferred will (i) as a condition to such transfer, deliver to the Corporation a written instrument by which such Permitted Holder agrees to be bound by the obligations imposed upon Holders under this Agreement to the same extent as if such Permitted Holder were a Holder under this Agreement and (ii) be deemed to be a Holder hereunder.

ARTICLE 8
INDEMNIFICATION

Section 8.1                                   Indemnification by the Corporation.

Subject to the other provisions of this Article 8, in connection with a registration made pursuant to Article 2 or Article 3, the Corporation will, to the full extent permitted by applicable Law, indemnify and hold harmless each Selling Holder, any Person who is or might be deemed to be a controlling Person of the Corporation or any of its Subsidiaries within the meaning of Canadian Securities Laws, the Securities Act or the Exchange Act, their respective direct and indirect partners, advisory board members, directors, officers, trustees, members and shareholders, and each other Person, if any, who controls any such Selling Holder or any such holder within the meaning of Canadian Securities Laws, the Securities Act or the Exchange Act (each such Person being a “Covered Person”) against any losses (excluding loss of profits), claims, penalties, judgments, suits, costs, damages, expenses or liabilities, joint or several (including reasonable costs of investigation and legal expenses and any indemnity and contribution payments made to underwriters) (each, a “Loss” and, collectively, “Losses”), to which such Covered Person may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act, state securities laws or any other securities or other Law of any jurisdiction, the common law or otherwise, insofar as such Losses (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained or incorporated by reference in (a) any Canadian Preliminary Prospectus, Canadian Prospectus or any amendment or supplement thereto or any document incorporated by reference therein, or any other such disclosure document or other document or report, or (b) any Registration Statement under which such Registrable Securities were registered under the Securities Act, any preliminary or final Prospectus, or any related summary Prospectus, or any amendment or supplement thereto, or any document incorporated by reference therein, or any other such disclosure document (including reports and other documents filed under the Exchange Act and any document incorporated by reference therein) or other document or report, (ii) any omission or alleged omission to state a material fact required to be stated or necessary to make the statements not misleading in light of the circumstances in which they were made in (a) any Canadian Preliminary Prospectus, Canadian Prospectus or any amendment or supplement thereto or any document incorporated by reference therein, or any other such disclosure document or other document or report, or (b) any Registration Statement under which such Registrable Securities were registered under the Securities Act, any preliminary or final Prospectus, or any related summary Prospectus, or any amendment or supplement thereto, or any document incorporated by reference therein, or any other such disclosure document (including reports and other documents filed under the Exchange Act and any document incorporated by reference therein) or other document or report; or (iii) any violation or alleged violation by the Corporation of any Law applicable to the Corporation and relating to action or inaction in connection with any such registration, disclosure document or other document or report, and the Corporation will reimburse such Covered Person for any legal or any other expenses reasonably incurred by such Covered Person in connection with investigating, responding to or defending any such actual or alleged Loss or action; provided, however, that the Corporation will not be liable to any Covered Person in any such case (x) to the extent that any such Loss arises out of or is based upon any untrue or alleged untrue statement or omission or alleged omission made in such (i) Canadian Preliminary Prospectus or Canadian Prospectus, or any amendment or supplement thereto, incorporated document or other such disclosure document or other document or report, or (ii) Registration Statement, preliminary, final or summary Prospectus, or any amendment or supplement thereto, incorporated document or other such disclosure document or other document or report, in each case in reliance upon and in conformity with information furnished to the Corporation, in writing, by or on behalf of such Covered Person specifically for use in the preparation thereof or (y) in the case of a sale directly by a Selling Holder (including without limitation a sale of such Registrable Securities through any underwriter retained by such Selling Holder engaging in a distribution solely on behalf of such Selling Holder), such untrue statement or omission was contained in a preliminary prospectus and corrected in a final, supplemented or amended prospectus, and such Selling Holder failed to deliver a copy of the final, supplemented or amended prospectus at or prior to the confirmation of the sale of the Registrable Securities to the Person asserting any such loss, claim, damage or liability in any case in which such delivery is required by Canadian Securities Laws or the Securities Act or, as applicable, after the Corporation had furnished such Selling Holder with a sufficient number of copies of the same.  The indemnities of the Corporation contained in this Section 8.1 shall remain in full force and effect regardless of any investigation made by or on behalf of such Covered Person and shall survive any transfer of securities.  Any amounts advanced by the Corporation to an Indemnified Party pursuant to this Section 8.1 as a result of such Losses will be returned to the Corporation if it is finally determined by such a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Corporation.

Section 8.2                                   Indemnification by the Selling Holders.

In connection with a registration made pursuant to Article 2 or Article 3, each Selling Holder will, to the full extent permitted by applicable Law, indemnify and hold harmless the Corporation, each of its directors and officers and each Person (other than such Selling Holder), if any, who controls the Corporation within the meaning of Canadian Securities Laws, the Securities Act or the Exchange Act, each other Selling Holder, against any Losses (excluding loss of profits) to which the Corporation, such directors and officers, such controlling Person or such other Selling Holder, may become subject under Canadian Securities Laws, the Securities Act, Exchange Act state securities laws or otherwise, insofar as such Losses (or actions in respect thereof) arise out of or are based upon (i) any untrue statement of a material fact contained in (a) any Canadian Preliminary Prospectus, Canadian Prospectus or any amendment or supplement thereto, or any document incorporated by reference therein, or any other such disclosure document or other document or report, or (b) any Registration Statement under which such Registrable Securities were registered under the Securities Act, any preliminary or final Prospectus, or any related summary Prospectus, or any amendment or supplement thereto, or any document incorporated by reference therein, or any other such disclosure document (including without limitation reports and other documents filed under the Exchange Act and any document incorporated by reference therein) or other document or report, or (ii) the omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made, in each case, to the extent, but only to the extent that such statement or omission described in the foregoing clauses (i) or (ii) was made in reliance upon information contained in information furnished in writing to the Corporation by or on behalf of such Selling Holder, specifically for use in such (x) Canadian Preliminary Prospectus or Canadian Prospectus, or amendment or supplement thereto, or any document incorporated by reference therein, or any other such disclosure document or other document or report, or (y) Registration Statement, preliminary, final or summary Prospectus, or any amendment or supplement thereto, incorporated document or other such disclosure document or other document; provided, however, that in no event will the obligations of such Selling Holder hereunder exceed an amount equal to the net proceeds to such Selling Holder (after deducting all underwriter’s discounts and commissions and all other expenses paid by such Holder in connection with the registration in question) from the disposition of Registrable Securities pursuant to such registration.  Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Corporation or any such director, officer or controlling Person and shall survive any transfer of securities.  Any amounts advanced by the Selling Holders to an Indemnified Party pursuant to this Section 8.2 as a result of such losses will be returned to the Selling Holders if it is finally determined by such a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Selling Holders.

Section 8.3                                   Notification of Claims, etc.

Promptly after receipt by a Party entitled to indemnification under this Article 8 (an “Indemnified Party”) of notice of the commencement of any action or proceeding involving a claim of the type referred to in the foregoing provisions of this Article 8, such Indemnified Party will, if a claim in respect thereof is to be made against any Indemnifying Party, give written notice to each such party which may be required to provide indemnification (an “Indemnifying Party”) of the commencement of such action; provided, however, that the failure of any Indemnified Party to give such notice will not relieve such Indemnifying Party of its obligations under this Article 8, except to the extent that such Indemnifying Party is materially prejudiced by such failure.  In case any such action is brought against an Indemnified Party, each Indemnifying Party will be entitled to participate in and to assume the defense thereof, jointly with any other Indemnifying Party similarly notified, to the extent that it may wish, with counsel reasonably satisfactory to such Indemnified Party, and (subject to the following sentence) after notice from an Indemnifying Party to such Indemnified Party of its election so to assume the defense thereof, such Indemnifying Party will not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof.  The Indemnified Party may participate in such defense at such party’s expense; provided, however, that the Indemnifying Party will pay such expense if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential conflict of interests between the Indemnified Party and any other party represented by such counsel in such proceeding; provided, further, that in no event will the Indemnifying Party be required to pay the expenses of more than one law firm as counsel for all Indemnified Parties pursuant to this sentence.  If, within 30 days after receipt of the notice, such Indemnifying Party has not elected to assume the defense of the action, such Indemnifying Party will be responsible for any legal or other expenses reasonably incurred by such Indemnified Party in connection with the defense of the action, suit, investigation, inquiry or proceeding.  If an Indemnifying Party assumes the defense, the Indemnifying Party shall not have the right to settle such action without the consent of the Indemnified Party, unless the entry of a judgment or settlement contains an unconditional release of the Indemnified Party in respect of all liability in respect of such claims or litigation.  An Indemnified Party may, in the defense of any such claim or litigation, consent to the entry of a judgment or enter into a settlement without the consent of the Indemnifying Party only if such judgment or settlement contains a general release of the Indemnifying Party in respect of such claims or litigation and does not involve injunctive or similar remedy likely to establish a custom or practice adverse to the continuing business interests of the Indemnifying Party.

Section 8.4                                   Contribution.

If the indemnification provided for in Section 8.1 or Section 8.2 is unavailable to a party that would have been an Indemnified Party under any such Section in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each party that would have been an Indemnifying Party thereunder will, in lieu of indemnifying such Indemnified Party, contribute to the amount paid or payable by such Indemnified Party as a result of such Losses (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of such Indemnifying Party on the one hand and such Indemnified Party on the other in connection with the statements or omissions which resulted in such Losses (or actions or proceedings in respect thereof).  The relative fault will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnifying Party or such Indemnified Party and the Parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The Parties agree that it would not be just and equitable if contribution pursuant to this Section 8.4 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the preceding sentence.  The amount paid or payable by a contributing party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to in this Section 8.4 will include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim.  Notwithstanding the foregoing, no Person guilty of (i) misrepresentation (as defined in Canadian Securities Laws), or (ii) fraudulent misrepresentation (as defined in the Securities Act), will be entitled to contribution from any Person who was not guilty of such misrepresentation or fraudulent misrepresentation, as the case may be.

ARTICLE 9
REPORTING

Section 9.1                                   Rule 144 Reporting.

With a view to making available the benefits of certain rules and regulations of the SEC that may at any time permit the sale of the Registrable Securities to the public without registration, the Corporation agrees, at its expense, to use all commercially reasonable efforts to:

(1)                                 at all times make and keep public information available, as those terms are understood and defined in Rule 144 under the 1933 Act;

(2)                                 file with the SEC in a timely manner all reports and other documents required of the Corporation under the Exchange Act; and

(3)                                 so long as any Holder owns any Registrable Securities, furnish to the Holders forthwith upon request a written statement by the Corporation as to its compliance with the reporting requirements of the Exchange Act.

Section 9.2                                   Canadian Securities Law Requirements.

With a view to making available the benefits of certain rules and regulations of any Canadian Securities Laws that may at any time permit the sale of the Registrable Securities to the public without the filing of a Canadian Prospectus, once a public market exists for the Shares, the Corporation agrees to use all commercially reasonable efforts to:

(1)                                 at all times make and keep public information available, as those terms are understood under the Canadian Securities Laws;

(2)                                 file with the appropriate Canadian Securities Authority authorities in a timely manner all reports and other documents required of the Corporation under Canadian Securities Laws; and

(3)                                 so long as any Holder owns any Registrable Securities, furnish to the Holders forthwith upon request a written statement by the Corporation stating that the Corporation is a reporting issuer and is not in default of any requirement of Canadian Securities Laws.

ARTICLE 10
MISCELLANEOUS

Section 10.1                            Term.

This Agreement will be effective as of the Effective Date and shall terminate with respect to any individual Holder (i) on the date when such Holder cease to beneficially own (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the date of this Agreement) any Registrable Securities, or (ii) by written notice at any time by such Holder to the Company; provided that in the event of any termination pursuant to this clause (ii), any such Holder shall not sell any Shares during any delay of registration pursuant to Section 2.5 of this Agreement pending at the time of such termination.  Article 8 shall survive any termination.

Section 10.2                            Notices.

Any notice, direction, certificate, consent, determination or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier or email and addressed:

(a)                                 to TELUS at:

7th Floor, 510 West Georgia Street,

Vancouver, B.C.

Canada V6B 0M3

Attention:                                         Andrea Wood

Email:                                                            andrea.wood@telus.com

with a copy to:

Osler, Hoskin & Harcourt LLP

100 King Street West

1 First Canadian Place

Suite 6200, P.O. Box 50

Toronto ON  M5X 1B8

Attention:                                         Desmond Lee and James Brown

Email:                                                            dlee@osler.com and jbrown@osler.com

(b)                                 to Baring at:

c/o Baring Private Equity Asia Pte Limited

50 Collyer Quay

#11-03/04 OUE Bayfront

Singapore 049321

Attention:                                         Patrick Cordes

Email:                                                            patrickcordes@bpeasia.com

with a copy to:

Ropes & Gray LLP

191 North Wacker Drive, 32nd Floor

Chicago, IL 60606

Attention:                                         Neill P. Jakobe and Martin Ruhaak

Email:                                                            neill.jakobe@ropesgray.com and
                                                                                                martin.ruhaak@ropesgray.com

(c)                                  to the Corporation at:

Floor 7, 510 West Georgia Street

Vancouver, BC V6B 0M3

Attention:                                         Michel E. Belec

Email:                                                            michel.belec@telus.com

with a copy to:

TELUS Communications Inc.

7th Floor, 510 West Georgia Street,

Vancouver, BC V6B 0M3

Attention:                                         Andrea Wood

Email:                                                            andrea.wood@telus.com

and with a copy to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Attention:                                         Lona Nallengara

Email:                                                            lona.nallengara@shearman.com

Notice is deemed to be given and received if sent by personal delivery, courier or email, on the date of delivery or transmission (as the case may be) if it is a Business Day and the delivery or transmission (as the case may be) was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day.  A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing.  Any subsequent Notice must be sent to the Party at its changed address.  Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed.

Section 10.3                            Further Assurances.

Each Party shall provide such further documents or instruments required by any other Party as may be necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

Section 10.4                            Amendments and Waiver.

This Agreement may be amended, modified, extended or terminated, and the provisions hereof may be waived, only by an agreement in writing signed by the Corporation, TELUS and Baring for so long as such Holders hold Registrable Securities.  In addition, each Party hereto may waive any right hereunder by an instrument in writing signed by such Party.  Each such amendment, modification, extension, termination and waiver shall be binding upon each Holder.

Section 10.5                            Entire Agreement.

This Agreement and the Shareholders’ Agreement together constitute the entire agreement between the Parties with respect to the matters contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties related to such matters.  There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement and the Shareholders’ Agreement.  The Parties have not relied and are not relying on any other information, discussion or understanding in entering into this Agreement.

Section 10.6                            Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

Section 10.7                            Governing Law.

(1)                                 This Agreement is governed by, and will be interpreted and construed in accordance with, the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein.

(2)                                 Each Party irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver, and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 10.8                            Remedies.

The Parties hereto shall have all remedies available at law, in equity or otherwise in the event of any breach or threatened breach or violation of this Agreement or any default hereunder by a party.  The Parties acknowledge and agree that any breach of this Agreement shall cause the other non-breaching Parties irreparable harm, and that in addition to any other remedies which may be available, each of the Parties hereto will be entitled, without the posting of bond, to specific performance of the obligations of the other Parties hereto and, in addition, to such other equitable or injunctive remedies (including preliminary or temporary relief or injunctions) as may be appropriate in the circumstances.

Section 10.9                            Counterparts.

This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument.  Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Agreement.

TELUS COMMUNICATIONS INC.

By:	/s/ Andrea Wood
Name: Andrea Wood
Title: Chief Legal and Governance Officer

TELUS INTERNATIONAL HOLDING INC.

By:	/s/ Pier Fiorino
Name: Pier Fiorino
Title: Vice President, Taxation

1276431 B.C. LTD.

By:	/s/ Pier Fiorino
Name: Pier Fiorino
Title: Vice President, Taxation

1276433 B.C. LTD.

By:	/s/ Pier Fiorino
Name: Pier Fiorino
Title: Vice President, Taxation

1276435 B.C. LTD.

By:	/s/ Pier Fiorino
Name: Pier Fiorino
Title: Vice President, Taxation

1276436 B.C. LTD.

By:	/s/ Pier Fiorino
Name: Pier Fiorino
Title: Vice President, Taxation

[Signature Page to Registration Rights Agreement]

RIEL B.V.

By:	/s/ Vistra Management Services (Netherlands) B.V.
Name: Vistra Management Services (Netherlands) B.V.
Title: Director A

By:	/s/ Gerard Jan van Spall
Name: Gerard Jan van Spall
Title: Director B

TELUS INTERNATIONAL (CDA) INC.

By:	/s/ Michel Belec
Name: Michel Belec
Title: Senior Vice President, Chief Legal Officer and Corporate Secretary

[Signature Page to Registration Rights Agreement]